SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                                 RADVISION LTD.
                              (Name of Registrant)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                 RADVision Ltd.

6-K Items

     1. Press Release re RADVISION's SIP Toolkit Used by Net-2Com to Develop Innovative Wireless/IP Phones and IP Centrex System dated July 11, 2005.

     2. Press Release re RADVISION's SCOPIA(TM) Gateway Powers Vodafone Portugal's 3G Contact Center dated July 14, 2005.

     3. Press Release re Aethra Enriches its Video Communication Product Range With Complete End-to-End Solutions dated July 19, 2005.

     4. Press Release re Edith Cowan University Joins Broadreach, RADVISION and Microsoft to Create a World Leading, Real-Time, Rich Media Collaboration System for Students and Lecturers dated July 20, 2005.

     5.   Press   Release   re   RADVISION   Releases   Version   2.5   of   Its
          Industry-Leading SIP Server Platform dated July 27, 2005.

                                                                          ITEM 1

Press Release                                             Source: RADVISION LTD.

RADVISION's SIP Toolkit Used by Net-2Com to Develop Innovative Wireless/IP Phones and IP Centrex System

Monday July 11, 7:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--July 11, 2005--RADVISION (Nasdaq:RVSN - News) today announced that Net-2Com Corporation has used RADVISION's award-winning SIP Toolkit to develop its new WiPCom1000 wireless Internet Protocol (IP) telephone as well as its SubCentrex IP-Centrex carrier-class softswitch.

Net-2Com uses a proprietary voice over IP (VoIP) technology to develop and distribute innovative VoIP and networking-related products for enterprise environments. Its WiPCom1000 is a unique wireless/IP phone that features built-in wireless LAN (WLAN) functionality, allowing it to be used automatically in public WLANs.

The SubCentrex carrier-class softswitch is an IP-Centrex enterprise solution that supports the conversion between Session Initiated Protocol (SIP) and the
H.323 protocol, enabling end-to-end IP telephony between public switched telephone network (PSTN) users.

"By selecting the RADVISION SIP Toolkit, we realized immediate benefits, ranging from direct access to an up-to-date communication protocol to unparalleled development flexibility made possible by the multiple API layers," commented Kiyoshi Oh, CEO of Net-2Com. "With RADVISION's SIP Toolkit, our development team was able to focus on service functions rather than protocol and interoperability details, which directly resulted in faster service rollout and lower costs."

RADVISION's SIP Toolkit is a high-performance SIP implementation that provides multiple application program interface (API) layers for optimal control and flexibility when developing new products and services. Designed from the ground up to be a powerful and highly versatile set of development tools, it addresses and simplifies the development of communications systems and devices based on SIP. Users of the SIP Toolkit can be confident that it complies with the latest IETF SIP specifications as well as key extensions.

"Net-2Com's use of our SIP Toolkit underscores the toolkit's flexibility as well as its ability to speed development of high-performance, standard-compliant products, ranging from IP phones to softswitches to multimedia servers and gateways," said Adi Paz, Sr. Director of Product Management and Marketing for RADVISION's Technology Business Unit. "We are pleased to be selected by Net-2Com because their business model represents cutting-edge development as well as a commitment to high-quality, reliable products and services. This matches well with what RADVISION has to offer."

Because it selected the RADVISION SIP Toolkit, Net-2Com was able to quickly support a wide variety of IP services, including one-number service and presence/instant messaging (IM). In addition, selecting the industry-leading RADVISION development environment will allow Net-2Com engineers to continuously improve their product functionality and respond to customer-driven needs as they move through their product roadmaps. By taking advantage of the lower-level APIs available in the SIP Toolkit, Net-2Com engineers could enable the SubCentrex softswitch to handle sub-standard or older generation VoIP devices, providing a competitive advantage in terms of strong compatibility and interoperability with existing infrastructure and devices.

About RADVISION Developer Solutions

RADVISION's complete range of developer solutions, consisting of protocol toolkits and platforms, embedded frameworks, professional services, and automated testing tools, is designed based on a thorough comprehension of the developer's needs. Our goal is to enable shorter time to market of robust, standards-compliant rich media applications. With the largest customer base in the industry and a long-standing record of market leadership, RADVISION provides a unique package of award-winning technology, accumulated experience, and established expertise. RADVISION developer solutions address the full development cycle for rich media products, services, and solutions over the entire range of communication infrastructures (Broadband, 3G, WiFi, and WiMax).

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

About Net-2Com Corporation

Net-2Com Corporation markets network products based on proprietary VoIP technology and provides solutions for enterprise-based environments and telecommunication service providers. Main products are IP-Centrex, IP-PBX, wireless IP phones, etc. For more information, please see:
http://www.net-2com.com/

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Revenue from sales of RADVISION toolkits may have been recognized in prior quarters. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


------------------

Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Adi Paz, +972-3-767-9636
     adip@radvision.com
     or
     Investor Relations:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION's SCOPIA(TM) Gateway Powers Vodafone Portugal's 3G Contact Center

Thursday July 14, 7:00 am ET

COLLAB's One Contact Solution, Using RADVISION's SCOPIA 3G Video Services Platform, Is Powering Next-generation Contact Centers

FAIR LAWN, N.J. & LISBON, Portugal--(BUSINESS WIRE)--July 14, 2005--RADVISION (Nasdaq: RVSN - News) and COLLAB today announced that the RADVISION SCOPIA 3G video gateway is being used by COLLAB in its 3G Contact Center solution, which was selected by Vodafone Portugal to enable next generation voice, video, and instant messaging services. The RADVISION SCOPIA gateway connects 3G subscribers to COLLAB's One Contact contact center solution in real-time video calls.

The COLLAB One Contact Solution is an Internet Protocol (IP)-based product that offers full multimedia contact management, including routing and call distribution. Built on the robust Session Initiated Protocol (SIP) standard, the One Contact Solution works with existing gateways and media servers. By using the COLLAB product, carriers are able to provide customers with video calling between 3G wireless phones and/or wireline IP videophones.

"The SCOPIA 3G Video Services Platform allowed us to quickly develop our contact center with confidence," said Pedro Quintas, CEO of COLLAB. "The RADVISION product is distinguished by its ability to generate high-quality video services as well as its interoperability with any communication protocol. These features translate into a competitive advantage for us, and subsequently, for our customers, such as Vodafone Portugal."

RADVISION's SCOPIA 3G Gateway seamlessly bridges video calls between 3G-324M enabled mobile video phones, PDAs or laptops and IP-based video end points (SIP and H.323).

"SCOPIA is an excellent match for Vodafone Portugal," observed Eli Doron, Chief Technology Officer from RADVISION, "because it provides a scalable platform that can easily grow as new capabilities and subscribers are added. RADVISION SCOPIA can be integrated with the existing infrastructure of the operator to enable a cost effective delivery of innovative revenue generating video services."

Focused on industry-leading customer service, Vodafone Portugal is the second largest operator in the Portuguese Telecommunications market, and part of the Vodafone Group, one of the world's largest mobile telecommunications companies.

About RADVISION Carrier Solutions

RADVISION has a twelve year track record in pioneering multimedia communications and conferencing solutions for the services provider market - both IP wireline and more recently broadband wireless. The company offers infrastructure, developer toolkits, and professional services for equipment developers and service providers to develop and/or offer their customers a wide variety of high-revenue multimedia solutions and services including: IP telephony, point-to-point and multipoint video telephony, wireless to landline (IP) video connectivity services, group video chats and videoconferencing, residential video telephony, broadband remote surveillance/monitoring, 3G video streaming and video mail connectivity.

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

About Collab

Anticipating a technology revolution in the industry with the widespread adoption of Internet Telephony, in 2003 COLLAB started developing 3G contact center solutions specifically targeted to Wireless Operators and Network Service Providers. COLLAB has built a robust IP telephony platform for managing customer interactions seamlessly across all media including voice, video and instant messaging. To learn more about COLLAB and its solutions, go to www.collab.pt.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION noted that proceeds from the transaction were recognized in prior quarters.

-----------------

Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Lior Zadicareo, +972-3-776-9650
     liorz@radvision.com
     or
     Investors:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net
     or
     COLLAB
     Manuel Beja, (+351) 210 927 840
     manuel.beja@novabase.pt

                                                                          ITEM 3

Press Release                                             Source: RADVISION LTD.

Aethra Enriches its Video Communication Product Range With Complete End-to-End Solutions

Tuesday July 19, 7:00 am ET

AETHRA and RADVISION Sign New Agreement to Significantly Expand Relationship and Embark on New Era of Collaboration

ANCONA, Italy & FAIR LAWN, N.J.--(BUSINESS WIRE)--July 19, 2005--AETHRA(R) SpA, a leader in the global telecommunications market, announced today that it has broadened its range of video communication products to include powerful infrastructure solutions. This new AETHRA strategy is supported by the technological partnership with RADVISION (Nasdaq:RVSN - News), the industry's leading provider of high quality, scalable and easy to use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks.

AETHRA now offers a complete range of hardware/software ISDN and IP interactive tools, which include MCUs (Multipoint Conferencing Units) with full video/audio transcoding and SIP/H.323 support; ISDN Gateways for seamless connectivity between different networks and standards; Gatekeeper functionality for call control and dial plan schemes; and Scheduling & Management capabilities for the videoconferencing network infrastructure including network elements and endpoints.

"Thanks to the new products included in our offering, it is possible to overcome the multi-communication challenge in any business environment such as distance learning, as well as in the personal desktop environment", says Marco Viezzoli, AETHRA SpA CEO. "Our product range now encompasses easy-to-use, real time communications in all videoconferencing scenarios. Our goal is to link people worldwide, using sophisticated, high quality videoconferencing systems as well as PC or desktop videoconferencing solutions."

"RADVISION has partnered with AETHRA to provide crucial infrastructure components for effective multipoint visual communications over any network, said Gadi Tamari, RADVISION's CEO. "The combination of AETHRA's high-quality endpoints with RADVISION's IP infrastructure and software application expertise sets the stage for best of breed end-to-end video conferencing solutions for any enterprise business environment."

The wide range of AETHRA video conferencing solutions (including videophones, set-top systems, roll-about as well as distance learning, video surveillance and telemedicine solutions) together with a new series of MCUs (Multipoint Conferencing Units) developed by RADVISION for AETHRA, enables up to 12 sites to concurrently communicate from anywhere in the world.

Now offering H.235 encryption for highly secure video connections as well as additional features including H.239 for adaptive multi-viewing of data and best video quality on all networks, AETHRA is positioned as a leading player in the visual communications market.

About AETHRA

AETHRA (www.aethra.com) is a leader in the global telecommunications market, with distribution of its leading-edge products through businesses and more than 40 telephone companies in over 60 countries worldwide. The company develops, manufactures and markets a wide range of high-performance video communications and audio conferencing products, including rollabouts, set-tops, videophones and special solutions dedicated to telemedicine, video surveillance and distance learning. In addition, AETHRA offers multi-audio, video and data services thanks to AETHRA.net, the company specifically focused on multi-conferencing services. AETHRA also develops and markets internationally a variety of telecommunications products, including ISDN and xDSL systems and networking test equipment. These exceptional products have distinguished AETHRA as a leader in the telecommunications industry worldwide for over 30 years, reflecting its expertise in bringing cutting-edge communications technologies to the market.

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Revenue from sales of RADVISION toolkits may have been recognized in prior quarters. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


-------------------

Contact:
     Press:
     RADVISION
     Bob Romano, 512-328-4617
     rromano@radvision.com
     or
     Corporate:
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     AETHRA SpA
     Roberto Giamagli, +39 071 2189718
     r.giamagli@aethra.com
     or
     Press:
     Francesca Galeazzi, +39 071 2189742
     francesca.galeazzi@aethra.com

                                                                          ITEM 4

Press Release                                                  Source: RADVISION

Edith Cowan University Joins Broadreach, RADVISION and Microsoft to Create a World Leading, Real-Time, Rich Media Collaboration System for Students and Lecturers

Wednesday July 20, 8:15 am ET

SYDNEY, Australia & FAIR LAWN, N.J.--(BUSINESS WIRE)--July 20, 2005--

Broadreach Services, RADVISION and Microsoft deliver one of three worldwide systems working across voice, video and data on a single integrated videoconferencing network anytime, anywhere

Broadreach Services, a leading systems integrator and distributor of visual collaboration products in Australia, and RADVISION (Nasdaq: RVSN - News), the source of award winning, industry-standard products and technology for real-time voice and video communications over IP, have announced the implementation of a visual communications platform for Perth's Edith Cowan University (ECU).

ECU's five faculties have three metropolitan campuses and one regional campus 200 kilometers south of Perth. Implemented in December 2004, ECU's 23,000 students are connected with the most advanced technology available today and with an interface that is most inviting and usable.

"These tools have allowed us to work collaboratively at an optimal level by seeing and talking to each other. Real outcomes are the result of people collaborating with people," said Jeff Murray, Director Knowledge and IT Service Centre, Edith Cowan University.

"ECU's vision was clear -- connectivity for teachers and students allowing real-time video conferencing from a student's laptop anywhere and anytime," said Shaun Wormald, Broadreach Services Managing Director. Broadreach has represented, marketed and implemented RADVISION voice and video communications solutions for the last six years in Australia.

Today, the network provides visual and audio communications services to students and staff throughout the ECU network. Better communication is achieved because teachers are allocated time slots for face-to-face webcam discussions with groups or individuals.

What makes this installation especially significant is that ECU has leveraged RADVISION's support of SIP within its products to roll out desktop visual communications solutions using Microsoft Office Live Communications Server to staff and student computers/laptops network-wide.

"Edith Cowan University has combined an integrated communications solution that demonstrates our shared vision of delivering secure, scalable, real-time productivity tools including instant messenging, voice, video and data that empower staff and students to become more effective in teaching, learning and research," said Oscar Trimboli ANZ Real Time Collaboration Business Manager at Microsoft. "The combination of Broadreach Services, RADVISION and Microsoft has enabled Edith Cowan University to share and collaborate on projects, information and ideas with virtually anyone, anytime, from anywhere and on any device."

Staff and students can access the technology from home or via the internet using firewall traversal technology implemented by Broadreach Services. "Ultimately, what we have created is a fully integrated collaborative solution that enables any device to connect from anywhere in the world" said Mr. Murray.

Previously, the university was able to videoconference only to another videoconferencing unit. Voice conferencing was only possible from a telephone to another telephone or mobile phone. With the Broadreach/RADVISION solution, it is now possible to easily connect into a video conference or a desktop webcam conference.

"Education has long been one of the most enthusiastic adopters of visual communications technology as there is no substitute for eye contact and visual communications - whether the teacher is in the same location as his or her students or a thousand miles away," said Eitan Livne, General Manager of RADVISION, Asia Pacific.

"ECU's video conferencing system is a critical technology underpinning teaching and learning operations. The RADVISION solution has allowed the university to cost effectively extend the capabilities of video conferencing usage, while providing new features that will enhance teaching, learning and collaboration across our campus communities," concluded Mr. Murray.

Broadreach undertook comprehensive project management that involved extensive planning, risk management, video application network testing prior to implementation and successful migration to production.

"The ECU team has always been very thorough in project preparation and has a very good understanding of the applications, technology and the desired educational outcomes required by educators and students. This makes our life much easier in ensuring expectations are met for all stakeholders and the project is a success," said Mr. Wormald.

Solutions diagram available on request.

SOLUTIONS SUMMARY:

    Broadreach Services - Business analysis and integrator
    RADVISION - Conferencing Platform with IM First integration
    Jasomi Networks - Peerpoint for LCS
    Starbak - Video streaming and recording
    Web cams
    Microsoft Office Live Communications Server(TM)
    Microsoft Office Communicator 2005

About Broadreach Services Pty Ltd

Broadreach Services specialises in the provision of a comprehensive range of solutions, products and services in the area of voice, video, data and web conferencing, streaming media and delivery over private IP networks, 3G or the Internet while still allowing an orderly integration with traditional ISDN video networks.

Our vision is to ensure IP based visual communications and collaboration is easy and ubiquitous, thereby ensuring a real value proposition for people, business and government is realised. With the convergence of voice, video, data and web conferencing services, the range of skills required to effectively design and support Internet Protocol (IP) conferencing systems with other networking components has grown significantly. Broadreach has the track record, resources, products and skills to provide comprehensive solutions, services and support in this market sector. Go to www.broadreachservices.com

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks

RADVISION offers one of the broadest and most complete sets of video, voice, and data conferencing network solutions for IP and ISDN-based networks, supporting the majority of end points in the market today. The RADVISION solution features powerful multipoint conferencing units (MCUs), scalable H.323, SIP, 3G and ISDN gateways and gatekeepers, and easy-to-use management and scheduling tools for the IT manager and end user. RADVISION also provides businesses and service providers with integrated solutions that deliver converged IP-based video telephony applications to employee computer desktops and residential broadband homes worldwide. Go to www.radvision.com.

About Edith Cowan University

A market leader in education for the service professions, Edith Cowan University
(ECU) is located in Perth, Western Australia. The University's international enrolments exceed 3,000 with students originating from more than 80 countries.

ECU's origins go back to 1902 when it began as a teaching college. Today it is Western Australia's second largest university with approximately 23,000 students.

The University has three metropolitan campuses in Churchlands, Mount Lawley and Joondalup and a regional campus in Bunbury, a city 200kms south of Perth. More than 330 courses are offered through the five faculties. Go to www.ecu.edu.au/.

Issued by Rivers of Communication on behalf of Broadreach Services

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

--------------------

Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Bob Romano, 512-328-4617
     rromano@radvision.com
     or
     Broadreach Services
     Shaun Wormald, +61 2 8270 1000
     or
     Rivers of Communication
     Dolores Diez, +61 3 9572 4552
     dolores@riversofcom.com

                                                                          ITEM 5

Press Release                                             Source: RADVISION LTD.

RADVISION Releases Version 2.5 of Its Industry-Leading SIP Server Platform

Wednesday July 27, 7:00 am ET

Version 2.5 of RADVISION's Award-Winning SIP Server Platform Offers to SIP Server Application Developers Extended Capabilities for Developing the Latest Feature-Rich Products

FAIR LAWN, N.J.--(BUSINESS WIRE)--July 27, 2005--RADVISION (Nasdaq:RVSN - News) today announced the availability of Version 2.5 of the RADVISION Session Initiation Protocol (SIP) Server Platform. Immediately available to RADVISION customers around the world, the new release of the award-winning platform offers significantly broader capabilities--interfacing to external databases as well as enabling the development of presence servers and events packages.

Based on RADVISION's market proven SIP Toolkit, the new release is a powerful, standards compliant, and highly versatile set of development tools that provides fast time to market for SIP application development. "The enhanced SIP Server Platform allows our customers to realize significant competitive advantages," said Adi Paz, Sr. Director of Product Management and Marketing for RADVISION's Technology Business Unit, "because it simplifies the process of including new, value-added capabilities in SIP server applications."

Version 2.5 implements all of the necessary building blocks required for presence server and events package applications, as well as call establishment. These include the SUBSCRIBE/NOTIFY mechanism and presence message format, Winfo, PUBLISH, and XML encoding/decoding.

In many cases, the latest SIP servers need to interface to external databases, such as a security database or a location database. Version 2.5 of the RADVISION SIP Toolkit is enhanced with a Lightweight Directory Access Protocol (LDAP) client interface with H.350.4 schema (RFC 3944), as well as the ability to customize and build other schema for locating databases.

New features in Version 2.5 of the RADVISION SIP Toolkit include:

     o    LDAP client - an interface for external databases.
     o PUBLISH handling - support for presence clients that publish their new presence state.
     o Support for session timer RFC 4028 for 3G networks, which defines a way for the server to continually track an existing session.
     o Support for general Uniform Resource Identifiers (URIs) including telephone, presence and instant messaging (IM).
     o Numerous enhancements to existing features including Back-To-Back User Agent (B2BUA) client side, authentication, XML parser, application program interfaces (APIs), and more.
     o High availability API - ability to store the state of an active SIP server and restore it on another SIP server.

Compliant with the latest IETF SIP specifications and key extensions, the RADVISION SIP Server Platform is a high performance SIP implementation and provides multiple API layers for optimal control and flexibility when developing innovative products and services. It is well suited for developing proxy servers, presence servers, general events servers, B2BUAs, registrars, redirect servers, soft switches, call session control functions (CSCFs), IP-PBX, and application servers (including conference servers, instant messaging chat rooms, third-party control servers).

Availability

Version 2.5 of the RADVISION SIP Server Platform is available immediately worldwide.

About RADVISION Software Development Products

RADVISION's award-winning protocol toolkits and platforms are the core technology containing rich sets of APIs to enable software engineers to simplify development of all types of VoIP applications and services. As the core technology for IP-based application development, the protocol toolkits and platforms are always up-to-date with the latest industry standards and thoroughly tested for interoperability with leading OEMs. Whether the application needs to support single or multiple protocols, RADVISION's developer products provide the most comprehensive suite of VoIP protocol stacks including SIP, MGCP, 3G-324M, H.323, MEGACO/H.248, RTP/RTCP, and RTSP.

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Revenue from sales of RADVISION toolkits may have been recognized in prior quarters. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

-----------------------

Contact:
     Corporate:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Adi Paz, +972-3-767-9636
     adip@radvision.com
     or
     Investor Relations:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               RADVISION LTD.
                                  (Registrant)



                               By /s/Arnold Taragin
                                  -----------------
                                  Arnold Taragin
                                  Corporate Vice President and General Counsel



Date:  July 29, 2005